Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form F-3 (File Nos. 333-220059 and 333-227246) of our report dated February 26, 2019, relating to the consolidated financial statements of Atlantica Yield plc and subsidiaries as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, appearing in Exhibit 99.1 of Algonquin Power & Utilities Corp.’s Form 6-K dated February 28, 2019. We also consent to the reference to us under the heading “Experts” in such Registration Statements.

/s/ Deloitte, S.L.
Madrid, Spain
February 28, 2019